September 22, 2022

Re:	Bath & Body Works, Inc. (the “Company”) Definitive Proxy Statement on Schedule 14A Filed March 31, 2022 File No. 001-08344

Ms. Amanda Ravitz and

Ms. Barbara Jacobs

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4628

Dear Ms. Ravitz and Ms. Jacobs:

This letter is in response to the letter, dated September 2, 2022 (the “Letter”), of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. The Company respectfully acknowledges the Staff’s comments within the Letter and will enhance its future proxy disclosures to address the Staff’s comments and any material developments to the Company’s risk oversight structure to the extent appropriate and in compliance with Item 407(h) of Regulation S-K.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (614) 947-9403 or MiWu@lb.com.

Sincerely,

/s/ Michael C. Wu
Michael C. Wu
Chief Legal Officer and Corporate Secretary
Bath & Body Works, Inc.

cc:	Roshni Banker Cariello, Esq.
Cheryl Chan, Esq.

3 Limited Parkway, Columbus, OH 43230

614.415.7000 ◦ www.bathandbodyworks.com